

May 8, 2018

Barry M. Abelson, Esq.
Pepper Hamilton LLP
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103

> **Re:** **Destination Maternity Corporation**
> **Definitive Additional Soliciting Materials on Schedule 14A**
> **Filed May 7, 2018**
> **File No. 0-21196**

Dear Mr. Abelson:

We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments.

1. Refer to the disclosure of Adjusted EBITDA on slide 22. Please provide the reconciliation required by Regulation G and Item 10(e) of Regulation S-K in the next filing you make in connection with this solicitation.

2. Slide 30 of the presentation states that "The Miller Group…is seeking to take control of Destination without paying a control premium." Please qualify any such statement in the future by noting that control premiums are not commonly associated with exercising a right to nominate directors, but rather with purchases of a controlling interest in the capital stock of a company.

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We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions